  UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July 2010.
Commission File Number: 000-53684
CSR plc
(Translation of registrant's name into English)

Churchill House
Cambridge Business Park
Cowley Road
Cambridge CB4 0WZ
United Kingdom
Tel: +44 (0) 1223 692000
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]                                        Form 40-F [_]

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_]    No[x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

Information furnished on this form:

The Registrant’s Unaudited Results for the Second Quarter and Half Year Ended July 2, 2010.

EXHIBITS
Exhibit No.	Description
1.1	The Registrant’s Unaudited Results for the Second Quarter and Half Year Ended July 2, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CSR plc

(Registrant)

Date: July 28, 2010	By: /s/ Brett Gladden

Brett Gladden Company Secretary

Exhibit 1.1

CSR PLC UNAUDITED RESULTS FOR THE SECOND QUARTER
 AND HALF YEAR ENDED 2 JULY 2010

Strong revenue and gross margins. Increasing product differentiation and diversification.

London: 28 July 2010: CSR plc (“CSR”) today reports second quarter and half year results:
●	Strong second quarter revenue, gross margins and cash generation.
●	Audio & Consumer and Auto & PND business units performing particularly well. Tier One automotive Wi-Fi design-win, bringing the total to three.
●	Strong GPS design win momentum in handsets and consumer applications.
●
Focus on delivering more differentiation: SiRFatlasV automotive platform launched, CSR µEnergy™ Bluetooth low energy platform launched. APT acquisition completed – expands and enhances our superior audio performance.

Second Quarter Financial Summary	Underlying*			IFRS
	Q2 2010	Q2 2009	Change	Q2 2010	Q2 2009	Change
Revenue	$220.7m	$112.9m	$107.8m	$220.7m	$112.9m	$107.8m
Aggregated revenue***	$220.7m	$159.1m	$61.6m	N/A	N/A	N/A
Gross margin	47.5%	41.2%	6.3%	47.0%	41.2%	5.8%
R&D expenditure	$52.3m	$33.8m	$18.5m	$55.2m	$37.4m	$17.8m
SG&A expenditure	$28.6m	$17.3m	$11.3m	$30.7m	$35.4m	($4.7m)
Operating profit (loss)	$24.0m	($4.6m)	$28.6m	$17.7m	($26.3m)	$44.0m
Diluted earnings (loss) per share	$0.12	($0.04)	$0.16	$0.07	($0.22)	$0.29
Net cash from operating activities	$24.4m	$23.0m	$1.4m	$24.4m	$23.0m	$1.4m

Half Year Financial Summary	Underlying**			IFRS
	H1 2010	H1 2009	Change	H1 2010	H1 2009	Change
Revenue	$393.8m	$193.5m	$200.3m	$393.8m	$193.5m	$200.3m
Aggregated revenue***	$393.8m	$273.9m	$119.9m	N/A	N/A	N/A
Gross margin	47.1%	41.2%	5.9%	46.4%	41.2%	5.2%
R&D expenditure	$96.0m	$66.0m	$30.0m	$102.0m	$72.2m	$29.8m
SG&A expenditure	$54.0m	$34.7m	$19.3m	$58.2m	$54.9m	$3.3m
Operating profit (loss)	$35.5m	($21.0m)	$56.5m	$22.7m	($47.5m)	$70.2m
Diluted earnings (loss) per share	$0.17	($0.10)	$0.27	$0.09	($0.31)	$0.40
Net cash from operating activities	$21.7m	$26.6m	($4.9m)	$21.7m	$26.6m	($4.9m)

Commenting, Joep van Beurden, Chief Executive Officer, said:
"We continued strong growth in the second quarter, exceeding typical seasonal trends resulting in first half revenue growth of 44% with a six point improvement in gross margin. Growth was led by our Automotive & PND (“APBU”) and Audio & Consumer (“ACBU”) Business Units, reflecting the rapidly expanding penetration of connectivity and GPS in these segments and the differentiation of our products. Our focus on product differentiation is reflected in the robust gross margin.  Design win momentum was strong, with the SiRFstarIV family doing well in all market segments. Wi-Fi is on track, with our third Tier One automotive Wi-Fi design win, a new Japanese handset customer and five more models added to our design-win list. Momentum is building as 6 models with CSR9000 are shipping. A further 11 are in advanced design. In Automotive we have 6 customers actively working on our Wi-Fi solution, including 3 Tier 1s, in some cases with multiple projects.

“The Connectivity Centre is expanding rapidly in the home, the office, the handset and the car. We have positioned CSR for this expansion and are benefiting accordingly, building on our strengths with focussed product differentiation and disciplined development execution.  We launched CSR µEnergy™ our first single-mode, single-chip Bluetooth low energy platform, positioning us as the front-runner in a whole new market segment.  CSR µEnergy™ will bring wireless connectivity to many millions of devices that have never had it before.  We also launched SiRFatlasV our multifunction GPS platform with higher levels of integration, performance and cost-effectiveness than ever before.  Our acquisition of APT, announced today, adds further significant capability to the superiority of our existing audio platforms, illustrating again our commitment to enhancing end customers’ experience.

“While our order book continues to be strong, we have seen growing caution in the macro economic outlook for the second half of 2010.  At the same time, we and others in the industry, are seeing foundry capacity becoming increasingly constrained, largely as a result of their limited investment made in new capacity during 2009 and these factors are reflected in our guidance for the next quarter.”

Outlook

Third quarter 2010 revenue is expected to be between $220m and $235m.

Recent CSR Highlights

28/07/2010	CSR expands audio expertise with acquisition of APT Licensing Ltd.
22/07/2010	CSR launches µEnergy™ platform for ultra low power connected devices.
06/07/2010	CSR reinforces leadership in emerging Bluetooth low energy technology market with the complete dual- and single-mode Bluetooth v4.0 qualifications.
08/06/2010	Sierra Wireless selects CSR SiRFstarIV to deliver an easy to integrate and accurate GSM-GPS solution for asset tracking and automotive applications.
07/06/2010	CSR and Intel to collaborate to take PC connectivity to the next level.
04/06/2010	CSR’s wireless audio platform brings clear conversations to users of Sennheiser’s EZX60 headset.
27/05/2010	CSR SiRFatlasV boosts integration, performance and cost-effectiveness for consumer navigation systems.
20/05/2010	CSR wireless audio platform chosen by LG Electronics for ultra-slim headset and new car speakerphone design.

Notes to Financial Summary Tables
Non GAAP Disclosure. Although IFRS disclosures provide investors with an overall view of CSR’s performance, CSR also provides underlying line item disclosure.  CSR believes that these underlying items (in particular, underlying gross margin, underlying R&D expenditures and underlying SG&A expenditure, and operating profit, operating margin and earnings per share derived therefrom) provide additional information on underlying trends that is useful to investors.  Management uses these underlying measures, along with the most directly comparable IFRS financial measures, to assess CSR’s operating performance and value creation. These underlying measures form the basis for management’s performance targets and resource allocation decisions, and are also used to determine and manage the long term growth of the business. We present and discuss these measures in order to: (a) provide consistency with the way management views the business and discuss performance with investors; (b) ensure that the measures are fully understood in the light of how CSR manages the business; (c) properly define the metrics used and confirm their calculation; (d) share the metrics with all investors at the same time; (e)  improve transparency for investors; (f) assist investors in their assessment of the long-term value of CSR; and (g) assist investors in understanding management behaviour. The term “underlying” is not defined in IFRS, and may therefore not be comparable with similarly titled measures reported by other companies.  Underlying measures should not be considered in isolation from, as substitutes for, or as superior measures to, IFRS measures.  A reconciliation of each underlying measure to the nearest IFRS measure is provided in notes 4 to 6 on pages 22 and 23.

*Underlying results for Q2 2010 add back charges in cost of sales for amortisation of intangible assets (Q2 2010: $1.3 million; Q1 2010: $1.3 million; Q2 2009: $nil), in R&D for the amortisation of acquired intangible assets  (Q2 2010: $1.3 million; Q1 2010: $1.3 million; Q2 2009: $1.3 million) and share option charges (Q2 2010: $1.6 million; Q1 2010: $1.8 million; Q2 2009: $2.3 million) and in SG&A for amortisation of acquired intangible assets (Q2 2010: $0.8 million Q1 2010: $0.8 million; Q2 2009: $nil), integration and restructuring charges (Q2 2010: $nil; Q1 2010: $nil; Q2 2009: $5.9 million), acquisition fees (Q2 2010: $nil; Q1 2010: $nil; Q2 2009: $10.6 million) and share option charges (Q2 2010: $1.2 million; Q1 2010: $1.3 million; Q2 2009: $1.7 million). Underlying diluted earnings (loss) per share also adds back the tax effects associated with these items.

**Underlying results for H1 2010 adds back charges in cost of sales for amortisation of intangible assets (H1 2010: $2.6 million;  H1 2009: $nil), in R&D for the amortisation of acquired intangible assets (H1 2010: $2.6 million; H1 2009: $2.5 million) and share option charges (H1 2010: $3.3 million; H1 2009: $3.7 million) and in SG&A for amortisation of acquired intangible assets (H1 2010: $1.7 million; H1 2009: $nil), integration and restructuring charges  (H1 2010: $nil; H1 2009: $6.9 million), acquisition costs (H1 2010 $nil; H1 2009: $10.6 million) and share option charges (H1 2010: $2.6 million; H1 2009: $2.7 million). Underlying diluted earnings (loss) per share also adds back the tax effects associated with these items.

***The figures in the table described as ‘aggregated’ represent the combined results of CSR and SiRF in Q2 2009 and H1 2009. The results exclude the week of SiRF trading from 26 June 2009 to 3 July 2009 (which is included in the full IFRS results) and also exclude any acquisition accounting adjustments that were required to comply with IFRS.

Enquiries:

CSR plc
Will Gardiner, Chief Financial Officer Scott Richardson Brown, Corporate Finance & IR Director	Tel: +44 (0) 1223 692 000

US Investors	UK Media
Mozes Communications LLC	FD
Tel: +1 781 652 8875	Tel: +44 (0) 20 7831 3113
Kristine Mozes	James Melville-Ross/ Haya Herbert Burns

UK Webcast and Presentation:

A presentation for UK analysts and investors will be held at 9.00am UK time today at UBS, 1 Finsbury Avenue, London, EC2M 2PP.

A live audio webcast of the presentation will be available on the investor relations pages of the CSR website (www.csr.com) from 9.00am UK time on Wednesday 28 July 2010 and will be available to view on demand from approximately 2.00pm UK time. A dial-in facility will be available as follows: United Kingdom dial-in: 0808 238 7387, rest of the world dial-in: +44 (0) 20 7906 8557.

An audio replay facility of the presentation will be made available on the investor relations pages of the CSR website (www.csr.com) for one week following the announcement date. The presentation will be available for replay on 0800 238 9699; Access Code: 271413#, or +44 (0)20 3364 5943 (outside of the UK).

US Webcast:

A conference call for US analysts and investors will be held at 9.00am EST on Wednesday 28 July 2010.

To access this call dial (USA Toll Free Call) +1 866 286 6998. A live audio webcast of the presentation will be available on the investor relations pages of the CSR website (www.csr.com) from 9.00am EST time on Wednesday 28 July 2010 and will be available to view on demand from approximately 3.00pm EST time.

The presentation will be available for replay on +1 866 286 6997; Access Code: 271415#, or +44 (0)20 3364 5943 (outside of the USA).

A recording of the analyst and investor calls will also be available on the investor relations pages of the CSR website (www.csr.com) for one week.

Advanced notice for our 2010 Analyst Day and Third Quarter Results:

CSR confirms that it will be announcing its third quarter results as well as hosting an analyst and investor day on Wednesday, 27th October 2010.

A presentation for analysts and investors will be held from 9.00am to 1.00pm UK time at UBS, 1 Finsbury Avenue, London, EC2M 2PP. A live video webcast of the presentation will be available on the investor relations pages of the CSR website (www.csr.com) from 9.00am UK time on Wednesday 27th October 2010 and will be available to view on demand from approximately midnight UK time on the 1st November 2010.

For US analysts and investors a repeat of the analyst and investor day will take place in New York on Monday 1st November 2010 from 9.00am to 1.00pm EST at the offices of UBS, 1285 Avenue of the Americas, New York.

Operating Review

The first half of 2010 has demonstrated the positive momentum we have created from the foundations we laid during a difficult 2009.  We foresaw the way the Connectivity Centre would become ever more prevalent in the home, the office, the car and the handset. As it did so, we also anticipated how it would become increasingly sophisticated as a key enabler of day-to-day entertainment and lifestyle products and services, as well as communications.

As this happens, our customers, and end consumers, are looking for ever greater differentiation in connectivity, location and other adjacent technologies.  CSR’s strength is in enabling just such differentiation and in enhancing the end user experience in the increasingly broad array of products and services, which our customers are deploying to meet their own customers’ needs. It is this which lies behind our active product launch programme and the considerable number of design-wins we have announced for our latest generation of products in the first two quarters. It is also this which lies behind how we are building and expanding our connectivity platform, strengthening differentiation and end user experience, including anticipating the growth of device-to-device connectivity with our launch of CSR µEnergy™, our Bluetooth low energy platform.

Revenue	Q2 2010	Q2 2009*	Change Q2 2010 to Q2 2009	H1 2010	H1 2009*	Change H1 2010 to H1 2009
Handsets	$89.4m	$85.1m	5%	$175.2m	$156.4m	12%
Audio & Consumer	$71.2m	$38.1m	87%	$114.1m	$58.0m	97%
Automotive & Personal Navigation Devices	$60.1m	$35.9m	67%	$104.5m	$59.5m	76%
Total	$220.7m	$159.1m	39%	$393.8m	$273.9m	44%
*Aggregated

Note: Revenue numbers shown in the table above are aggregated (as described on page 2), incorporating the revenue from SiRF for the relevant division to enable like for like comparison.

Handsets (41% of Q2’10 total revenue; 53% of aggregated Q2’09 total revenue)

Our Handset business unit continued to make good progress in the first half of 2010 as Connectivity growth remains strong, with significant attach rate growth predicted to continue. Our revenue was up 12% in the first half of 2010 compared to aggregated revenue for the same period in 2009 to $175.2m.   By launching a number of new products in 2009, we entered 2010 with a refreshed product offering that has enabled us to gain significant traction in the first half of 2010.

In the second quarter handset revenues were $89.4m, up 5% on aggregated revenue for Q2 2009.  Design win momentum was strong in the quarter, particularly in Korea and China.   Particular highlights included the introduction of the Samsung SHW-A130 phone, which utilizes our CSR9000 BT + Wi-Fi technology as well as CSR Synergy.  Also introduced in the quarter were two new Android phones for Sharp , Japan’s first Android-based phones which use a suite of CSR solutions: our CSR9000 BT/FM + Wi-Fi and CSR Synergy for Android. In Japan we won our second leading BT/Wi-Fi customer for CSR9000. CSR9000 is now shipping in 6 models, with 11 more in advanced stages of design.

GPS continues to grow well, particularly in China where SiRFstarIV is widely deployed on China Mobile’s Ophone platform.  With the increasing penetration of GPS in smart phones and feature phones, we expect this business to see growing levels of design wins through the rest of this year and beyond.  For example, RIM launched the Pearl 9100, which is another win for our SiRFstarIV GPS technology.

Audio & Consumer (32% of Q2’10 total revenue; 24% of aggregated Q2’09 total revenue)

During the first half of the year, our Audio & Consumer business unit performed very well with revenue up 97% over aggregated revenue for the first half of 2009 to $114.1m.  In part this reflects the relatively weak comparator figures for the market in the first half of 2009; but it also reflects the considerable growth in demand for our platform products during the first half of 2010, as Bluetooth, GPS and Wi-Fi which continue to penetrate deeper and wider into the consumer market. Gaming demand, which is traditionally lower following the Christmas sales season, illustrates this growth in demand, with good first half growth beyond our expectations.

Revenues during the second quarter were very strong at $71.2m, up 87% on aggregated revenue for Q2 2009. Bluetooth remains our primary technology in this segment; however, GPS penetration is on the rise as devices such as digital still cameras and personal media players implement location-based functionality to enhance the user experience.

The audio market is strong with robust demand for mono and stereo headsets, where CSR’s Bluetooth technology continues to lead the market.  During the quarter, we announced that CSR’s audio platform has been chosen in a number of leading-edge new products such as LG Electronics’ new HBM585 ultra-thin Bluetooth mono headset and HFB320 hands-free car kit, and Sennheiser’s new EZX60 mono headset.  Stereo headsets continue to gain momentum, and in the second quarter, CSR won 100 percent of the stereo headset design wins. CSR is designed into all the stereo headsets currently sold in the Apple Store.

Our gaming business is being helped by up-coming product launches for one of our key customers.  We are pursuing additional opportunities in this space for our Bluetooth technology.  In other consumer entertainment devices, GPS is growing as location-based services become a key feature for many manufacturers. We are pursuing SiRFstarIV opportunities within the Consumer Electronics arena with a number of customers for Portable Media Players (PMPs), tablets, asset tracking devices and sports/fitness devices.

Our partnership strategy in the PC market is proving effective.  We continue to gain market share.  As an addition to this strategy, we announced this quarter that we are collaborating with Intel Corporation to jointly develop a Bluetooth and Wi-Fi combination solution for the PC market.  We believe that this relationship, in conjunction with our other two PC Wi-Fi partnerships, positions us well in this market, particularly as PC Android platforms are introduced.

Automotive & Personal Navigation Devices (27% of Q2’10 total revenue; 23% of aggregated Q2’09 total revenue)

In the first half of 2010 our automotive and personal navigation devices business benefitted from the global strength in the automotive segment, and the increasing penetration of connectivity and GPS in cars. The PND market was also strong primarily in the BRIC economies.  Revenues in this business unit increased 76% over aggregated revenue in the first half of 2009, to $104.5m.

During the second quarter, demand was very strong across the automotive and PND segment, specifically in China, where we are leading the market.  Our location, connectivity and telematics platforms are gaining momentum.  Revenue grew to $60.1m, up 67% on aggregated revenue for Q2 2009.

Revenues from both our Bluetooth and GPS technologies increased significantly in the automotive market over the comparable quarter in 2009.  We are the clear automotive connectivity and location market leader and enjoy strong design-win momentum.

Wi-Fi technology is becoming an important part of the infotainment suite in cars, and as a result, we are seeing increased customer demand for our Wi-Fi products.  This quarter, we won an additional Tier One Wi-Fi customer for an automotive application and have won additional Wi-Fi designs from other existing automotive customers as well.

Our PND business has performed well with continued strong demand from the BRIC countries.  Demand has been strong from our Asian customers for both our Prima solution at the high end of the market as well as our SiRFatlas range at the value end of the market.

Customer highlights during the quarter include Sierra Wireless selecting SiRFstarIV for its new AirPrime XM0110 GPS module, and regaining design wins at Mitac.  In June, we announced the SiRFatlasV multifunction GPS system processor aimed at helping manufacturers create high volume, value priced consumer navigation and location-aware products.  The SiRFatlasV integrates even greater functionality on chip and delivers faster fixes and higher performance than ever before, while reducing overall power consumption, system cost and size.  Customer reaction has been very positive.

Launch of CSR µEnergy™ our Bluetooth low energy platform

On 6 July 2010 the Bluetooth Special Interest Group (“SIG”) adopted the full Bluetooth Core Specification Version 4.0, which features Bluetooth low energy technology.  CSR was the first company to qualify its own Bluetooth v4.0 host stack software.  With the Bluetooth SIG’s adoption, the Bluetooth low energy ecosystem can now take off.  As mobile handsets, personal computers and consumer electronics products deploy the new Bluetooth v4.0 standard, the opportunity for linking these products with devices as varied as remote controls, watches, toys, medical instruments, home automation and smart energy controls, means potentially billions of connections, powered by Bluetooth low energy technology.  Initial interest has been particularly strong in the health and well-being market where Bluetooth v4.0 is well suited to many of the use cases.

On 22 July 2010, we launched our first Bluetooth v4.0 low energy single mode device on the new CSR µEnergy™ platform. The platform provides key features including the RF, baseband, microcontroller, qualified Bluetooth v4.0 stack, and customer application running on a single chip.

The CSR µEnergy™ Bluetooth low energy platform will enable ultra low power connectivity for applications previously limited by the power consumption, size constraints and complexity of other wireless standards. CSR’s µEnergy™ platform empowers a new range of accessories to connect to the mobile phone, TV, PC, media player or tablet, enabling consumers to experience the power of these services wherever they need to connect. Bluetooth low energy sensors in consumer products will enable our customers to customize their products to the needs of the user.

Acquisition of APT

Today we announced the acquisition of 100% of the share capital of Belfast-based APT Licensing Ltd (“APT”).  Assuming a neutral net debt position for APT, it would lead to the cash consideration payable being $7.25m, which includes $3m of milestone-based deferred consideration. CSR and APT have been collaborating for three years under the CSR eXtension Partner Programme, which saw APT professional quality audio compression brought to consumers on our wireless platforms. The acquisition enables CSR to extend our audio differentiation and strengthen our offering in the growing real-time streaming audio market for mobile and wireless consumer applications, as well as providing CSR the opportunity to expand into broader audio markets.

APT is renowned for audio compression solutions that retain the full integrity of the original digital audio whilst being optimised for instant real-time audio streaming. The APT suite of audio compression algorithms provides outstanding audio quality, extremely low latency and strong resilience to errors, having been proven in wireless, broadcast and professional live performance applications.

The closer integration of APT’s IP with our own technologies will enable us to realise benefits that neither party could achieve independently. CSR is a leader in wireless audio, and the addition of APT will culminate in an exciting new generation of high quality, differentiated products. This will serve to extend CSR’s leadership in wireless audio and help us to broaden our offering into new audio markets and revenue streams.

Financial Review - Second Quarter ended 2 July 2010

IFRS Disclosure

Although IFRS disclosures provide investors with an overall view of CSR’s performance, CSR also provides underlying line item disclosure.  CSR believes that these underlying items (in particular, underlying gross margin, underlying R&D expenditures, underlying SG&A expenditure, operating profit, operating margin and earnings per share derived therefrom) provide additional information on underlying trends that is useful to investors.  Management uses these underlying measures, along with the most directly comparable IFRS financial measures, to assess CSR’s operating performance and value creation. These underlying measures form the basis for management’s performance targets and resource allocation decisions, and are also used to determine and manage the long term growth of the business. We present and discuss these measures in order to: (a) provide consistency with the way management views the business and discuss performance with investors; (b) ensure that the measures are fully understood in the light of how CSR manages the business; (c) properly define the metrics used and confirm their calculation; (d) share the metrics with all investors at the same time; (e)  improve transparency for investors; (f) assist investors in their assessment of the long-term value of CSR; and (g) assist investors in understanding management behaviour. The term “underlying” is not defined in IFRS, and may therefore not be comparable with similarly titled measures reported by other companies.  The term ‘Underlying’ is defined on page 2. Underlying measures should not be considered in isolation from, as substitutes for, or as superior measures to, IFRS measures.

Revenue
	Q2 2010	Q2 2009	Change Q2 2009 to Q2 2010	Change %	Q1 2010	Change Q1 2010 to Q2 2010	Change %
Revenue	$220.7m	$112.9m	$107.8m	95%	$173.0m	$47.7m	28%
Top Five Customers	40%	55%	(15%)	N/A	47%	(7%)	N/A

Revenue growth was strong, driven by the continued traction of our refreshed product portfolio, as well as a bounceback in the market from a weak prior year period. Our customer concentration continues to decline, as our top five customers accounted for 40% of revenue in the quarter, compared to 55% for the same period in the prior year.

Gross Profit
	Q2 2010	Q2 2009	Change Q2 2009 to Q2 2010	Change %	Q1 2010	Change Q1 2010 to Q2 2010	Change %
Underlying Gross Profit	$105.0m	$46.5m	$58.5m	126%	$80.5m	$24.5m	30%
Gross Profit	$103.6m	$46.5m	$57.1m	123%	$79.2m	$24.4m	31%
Underlying Gross Margin	47.5%	41.2%	6.3%	N/A	46.5%	1.0%	N/A
Gross Margin	47.0%	41.2%	5.8%	N/A	45.8%	1.2%	N/A

Underlying gross margin continued to be strong, rising significantly from 41.2% in the second quarter of 2009 to 47.5% in the second quarter of 2010, largely as a result of the strong performance from our Audio & Consumer and Automotive & PND business units and the inclusion of GPS technology following the acquisition of SiRF.

Operating Expenses
	Q2 2010	Q2 2009	Change Q2 2009 to Q2 2010	Change %	Q1 2010	Change Q1 2010 to Q2 2010	Change %
Underlying R&D expenditure	$52.3m	$33.8m	$18.5m	55%	$43.7m	$8.6m	20%
R&D expenditure	$55.2m	$37.4m	$17.8m	48%	$46.8m	$8.4m	18%
Underlying SG&A expenditure	$28.6m	$17.3m	$11.3m	65%	$25.3m	$3.3m	13%
SG&A expenditure	$30.7m	$35.4m	($4.7m)	(13%)	$27.5m	$3.2m	12%
Share-based payment charges	$2.8m	$4.0m	($1.2m)	(30%)	$3.1m	($0.3m)	(10%)

Underlying operating expenses increased during the quarter, to a combined $80.9m, compared to $69.0m in the first quarter. Second quarter expenses were higher than our trend rate as we recorded a significant one-off expense of $5.9m for IP purchased for our next generation of location platforms.

Operating Result
	Q2 2010	Q2 2009	Change Q2 2009 to Q2 2010	Q1 2010	Change Q1 2010 to Q2 2010
Underlying operating profit (loss)	$24.0m	($4.6m)	$28.6m	$11.5m	$12.5m
Operating profit (loss)	$17.7m	($26.3m)	$44.0m	$4.9m	$12.8m
Underlying operating margin	10.9%	(4.0%)	14.9%	6.6%	4.3%
Operating margin	8.0%	(23.3%)	31.3%	2.9%	5.1%

Underlying operating profit was $24.0m for the quarter, 10.9% of sales.

Investment Income and Finance income (expense)
	Q2 2010	Q2 2009	Change Q2 2009 to Q2 2010	Change %	Q1 2010	Change Q1 2010 to Q2 2010	Change %
Investment income	$0.3m	$0.6m	($0.3m)	(50%)	$0.2m	$0.1m	50%
Finance (expense)/income	($0.2m)	$1.5m	($1.7m)	(113%)	($0.7m)	$0.5m	71%

Our investment income remained low during the period, as interest rates continue to be very low globally. Finance expense in the period reflected exchange losses on non-US dollar balances.

To manage exposure to foreign exchange movements, we enter into US dollar forward contracts. Our average US dollar contract rate for 2010 has been set at $1.55 (2009: $1.93).  A substantial proportion of our UK sterling denominated operating expenses are hedged with US dollar forward contracts 11 to 15 months in advance at an average rate of 1.54.

Tax
	Q2 2010	Q2 2009	Change Q2 2009 to Q2 2010	Q1 2010	Change Q1 2010 to Q2 2010
Profit (loss) before taxation	$17.8m	($24.3m)	$42.1m	$4.4m	$13.4m
Underlying tax charge (credit)	$2.9m	($6.4m)	($9.3m)	$1.1m	$1.8m
Tax charge (credit)	$4.4m	($4.7m)	($9.1m)	$1.1m	$3.3m
Underlying effective tax rate	12.0%	251.9%	N/A	10.0%	N/A
Effective tax rate	25.0%	19.4%	N/A	24.9%	N/A

Our underlying effective tax rate for the quarter was 12.0% which reflects the 28% U.K. statutory rate, as well as the benefit of R&D tax credits and lower tax rates in other jurisdictions.

Our effective tax rate was 25.0% in the quarter, reflecting the U.K. statutory rate as well as the benefit of R&D tax credits.

Earnings
	Q2 2010	Q2 2009	Change Q2 2009 to Q2 2010	Change %	Q1 2010	Change Q1 2010 to Q2 2010	Change %
Underlying diluted earnings (loss) per share	$0.12	($0.04)	$0.16	N/A	$0.05	$0.07	N/A
Diluted earnings (loss) per share	$0.07	($0.22)	$0.29	N/A	$0.02	$0.05	N/A

Underlying diluted earnings per share improved significantly from a year earlier, reflecting the rebound in revenue and gross margin.

 Cash
	Q2 2010	Q2 2009	Change Q2 2009 to Q2 2010	Change %	Q1 2010	Change Q1 2010 to Q2 2010	Change %
Cash, cash equivalents and treasury deposits	$429.1m	$396.4m	$32.7m	8%	$408.1m	$21.0m	5%
Net cash from operating activities	$24.4m	$23.0m	$1.4m	6%	($2.7m)	$27.1m	N/A

Cash increased to $429.1m during the quarter, as a result of strong operating cash flow performance.

Financial Review – Half year ended 2 July 2010

Revenue
	H1 2010	H1 2009	Change H1 2009 to H1 2010	Change %
Revenue	$393.8m	$193.5m	$200.3m	104%

Year on year revenues increased due to the addition of the SiRF GPS business (acquired at the end of June 2009) and growth in the Bluetooth business, primarily driven by audio, consumer and automotive applications.

Gross Profit
	H1 2010	H1 2009	Change H1 2009 to H1 2010	Change %
Underlying Gross Profit	$185.5m	$79.7m	$105.8m	133%
Gross Profit	$182.9m	$79.7m	$103.2m	129%
Underlying Gross Margin	47.1%	41.2%	5.9%	N/A
Gross Margin	46.4%	41.2%	5.2%	N/A

Gross profit grew substantially; this was a result of the increase in revenue, coupled with the improved gross margin.  Gross margins improved through a combination of product mix (where higher margin GPS products in the Automotive and PND business unit made a significant contribution following the acquisition of SiRF) and also through a change in the end market mix, with the higher margin audio, consumer and automotive markets contributing a higher proportion of revenue.

Operating Expenses
	H1 2010	H1 2009	Change H1 2009 to H1 2010	Change %
Underlying R&D expenditure	$96.0m	$66.0m	$30.0m	45%
R&D expenditure	$102.0m	$72.2m	$29.8m	41%
Underlying SG&A expenditure	$54.0m	$34.7m	$19.3m	56%
SG&A expenditure	$58.2m	$54.9m	$3.3m	6%
Share-based payment charges	$5.9m	$6.4m	($0.5m)	(8%)

R&D expenditure increased by 41% compared to the first half of 2009, this was as a result of the acquisition of SiRF’s R&D teams as well as the IP expenditure as mentioned on page 7, coupled with the net effect of the restructuring following that acquisition and the recruitment which has taken place since.

SG&A expenditure increased by 6% compared to the first half of 2009. This was as a result of the acquisition of SiRF’s SG&A teams as above, however the increase was offset by the effect of non-recurring acquisition costs and restructuring charges incurred during the first half of 2009 which were not recurring in the first half of 2010.

Operating Result
	H1 2010	H1 2009	Change H1 2009 to H1 2010
Underlying operating profit (loss)	$35.5m	($21.0m)	$56.5m
Operating profit (loss)	$22.7m	($47.5m)	$70.2m
Underlying operating margin	9.0%	(10.9%)	19.9%
Operating margin	5.8%	(24.6%)	30.4%

The Group made both an underlying operating profit and an operating profit in H1 2010 as a result of the improved revenue and gross profit and margin performance.

Investment Income and Finance expense
	H1 2010	H1 2009	Change H1 2009 to H1 2010	Change %
Investment income	$0.4m	$1.2m	($0.8m)	(66%)
Finance expense	($1.0m)	($0.5m)	($0.5m)	(100%)

Our investment income was lower during the period, as interest rates remain very low globally. Finance expense in the period reflected exchange losses on non-US dollar balances.

Tax
	H1 2010	H1 2009	Change H1 2009 to H1 2010
Profit (loss) before taxation	$22.1m	($46.8m)	$68.9m
Underlying tax charge (credit)	$4.0m	($4.3m)	$8.3m
Tax charge (credit)	$5.5m	($6.6m)	($12.1m)
Underlying effective tax rate	11.3%	21.0%	N/A
Effective tax rate	25.0%	14.0%	N/A

Our underlying effective tax rate for H1 2010 was 11.3% which reflects the 28% U.K. statutory rate, as well as the benefit of R&D tax credits and lower tax rates in other jurisdictions.

Our effective tax rate for H1 2010 was 25.0%, reflecting the U.K. statutory rate as well as the benefit of R&D tax credits.

Earnings
	H1 2010	H1 2009	Change H1 2009 To H1 2010	Change %
Underlying diluted earnings /(loss) per share	0.17	($0.10)	$0.27	N/A
Diluted earnings/ (loss) per share	0.09	($0.31)	$0.40	N/A

Earnings per share improved significantly from a year earlier, reflecting the increased revenue and gross margin and also because acquisition and restructuring costs reduced diluted EPS in the prior year.

Cash
	H1 2010	H1 2009	Change H1 2009 to H1 2010	Change %
Cash, cash equivalents and treasury deposits	$429.1m	$396.4m	$32.7m	8%
Net cash from operating activities	$21.7m	$26.6m	($4.9m)	(18%)

Cash increased to $429.1m during H1 2010, as a result of strong operating cash flow performance.

Balance Sheet
	2 July 2010 (Q2 2010)	3 July 2009 (Q2 2009)	Change Q2 2009 to Q2 2010	Change %	2 April 2010 (Q1 2010)	Change Q1 2010 to Q2 2010	Change %
Inventory	$90.9m	$67.8m	$23.1m	34%	$85.2m	$5.7m	7%
Inventory days (for quarter ended)	72	93	(21)	N/A	84	(12)	N/A
Trade Receivables	$99.2m	$74.0m	$25.2m	34%	$92.9m	$6.3m	7%
Days’ sales outstanding	41	42	(1)	N/A	45	(4)	N/A

Working capital remains under control, with both inventory and receivables in line with long-term objectives. Inventory levels compared to Q2 2009 have moved into line with long-term seasonal levels.

People

Overall headcount was 1,444 as at 2 July 2010 (end Q1 2010: 1,405, end Q4 2009: 1,348).  Headcount has increased during H1 2010 primarily through the addition of heads in India, the UK and China.

Litigation status update

As previously disclosed, intellectual property litigation is commonplace in our industry and poses risks and uncertainties that may materially and adversely affect or disrupt our business, customer relationships, expenses or results of operations, and we are currently involved in multiple lawsuits with Broadcom. With respect to both existing and future litigation, we will continue to vigorously defend ourselves.

In the United States District Court for the Central District of California, the Court issued its Final Markman Ruling with respect to claim construction of two of the three patents-in-suit on 15 July 2010.  A Markman hearing regarding the third patent-in-suit is scheduled for 30 August 2010.  A jury trial is scheduled to start in January 2011. Also, as previously disclosed, in an opinion dated 12 April 2010, the U.S. Court of Appeals for the Federal Circuit (the "Federal Circuit") affirmed the January 2009 Final ITC Ruling. As the Final ITC Ruling has been in effect since January 2009, CSR has and will continue to conduct its affairs accordingly with respect to such Final ITC Ruling, as affirmed by the Federal Circuit. As a result of this Federal Circuit ruling, the 2006 District Court patent case between SiRF and Broadcom, in which each is asserting patents against the other's products, will now proceed.

During the second quarter, Wi-Lan, a prolific patent litigation business, filed a patent infringement complaint involving two US Patents and Bluetooth products in the US District Court for the Eastern District of Texas against numerous prominent companies in the technology industry, including CSR.  A reexamination before the U.S. Patent and Trademark Office has been granted and is underway on one patent in-suit.  As this lawsuit is in the nascent stages, a trial date has not been set.

In view of the above, we anticipate continuing to incur significant legal expenses related to ongoing litigation.

We were aware of the Broadcom litigation at the time of the acquisition of SiRF. We recognise the possibility that Broadcom or third parties may pursue new or additional litigation, including enforcement activities making allegations against us and additional allegations before the courts, the ITC or in other venues.

We will continue to take appropriate steps to deal with any claims that may be made.

Risks and uncertainties

The Board reported on the principal risks and uncertainties faced by the Group in the Annual Report and Financial Statements for the 52 weeks ended 1 January 2010.  A detailed explanation can be found on pages 45 to 57 of the Annual Report and Financial Statements which is available on CSR’s website at www.csr.com:

A summary of the nature of the risks faced by the Group, based on previous disclosures are
-
Risks related to the company, including the business model,  products, including product development and design cycle, technological risk, strategic, commercial, customer, supplier, operational, financial, compliance, IP and litigation related risks.

-	Risks related to the industry, including economic factors, seasonality and cyclicality, foreign currency, technology, regulatory, competition and political stability related risks.
-	Other risks related to owning CSR ordinary shares.

A review of the principal risks and uncertainties has been conducted and in the view of the Board, there have not been any changes to the fundamental nature of these risks since the previous Annual Report and Financial Statements was issued and these principal risks and uncertainties are equally applicable to the remaining 26 weeks of the current financial period.

Responsibility statement

We confirm that to the best of our knowledge:

(a) the condensed set of financial statements has been prepared in accordance with IAS 34 ‘Interim Financial Reporting’;

(b) the interim management report includes a fair review of the information required by DTR 4.2.7R (indication of important events during the first six months and description of principal risks and uncertainties for the remaining six months of the period); and

(c) the interim management report includes a fair review of the information required by DTR 4.2.8R (disclosure of related parties’ transactions and changes therein).

By order of the Board

Chief Executive Officer                                                                   Chief Financial Officer

Joep van Beurden                                                                           Will Gardiner

Cautionary Note Regarding Forward Looking Statements

This release contains certain statements (including, statements concerning plans and objectives of management for future operations or performance, or assumptions related thereto) that are ‘forward looking statements’ within the meaning of the United States Private Securities Litigation Reform Act of 1995 in relation to the future financial and operating performance and outlook of CSR and the effects of the acquisition of APT Licensing Ltd (the ‘acquisition’), now a direct, wholly-owned subsidiary of CSR, as well as other future events and their potential effects on CSR. These forward-looking statements can be identified by words such as ‘believes’, ‘estimates’, ‘anticipates’, ‘expects’, ‘intends’, ‘may’, ‘will’, ‘plans’, ‘should’ and other similar expressions, including statements relating to: expected developments in our product portfolio, expected revenues, expected annualised operating costs savings, expected future design wins and increase in market share, expected incorporation of our products in those of our customers, the expectation of volume shipments of our products, opportunities in our industry and our ability to take advantage of those opportunities, the effect of our financial performance on our share price, the impact of government regulation, expected performance against adverse economic conditions, and other expectations and beliefs of our management.

All forward looking statements are based upon numerous assumptions regarding CSR’s business strategies and the environment in which CSR will operate and therefore involve a number of known and unknown risks, contingencies, uncertainties and other factors, many of which are beyond the control of CSR.

Actual results and developments could differ materially from those expressed or implied by these forward looking statements as a result of numerous risks and uncertainties.  These factors include, but are not limited to: the ability to realise the expected synergies from acquisitions in the amounts or in the timeframe anticipated, a continuing or worsening economic downturn, which could reduce demand for consumer products; risks associated with securing sufficient capacity from the third-parties that manufacture, assemble and test CSR’s products and other risks relating to CSR’s fabless business model; declines in the average selling prices of CSR’s products; risks associated with existing or future litigation; costs associated with the development of new products in response to market demand; errors or failures in the hardware or software components of CSR’s products; cancellation of existing orders or the failure to secure new orders; risks associated with acquiring and protecting intellectual property; risks relating to forecasting consumer demand for and market acceptance of CSR’s products and the products that use CSR’s products; increased expenses associated with new product introductions, masks, or process changes; yields that CSR’s subcontractors achieve with respect to CSR’s products; the cyclicality of the semiconductor industry; the potential for disruption in the supply of wafers or assembly or testing services due to changes in business conditions, natural disasters, terrorist activities, public health concerns or other factors; CSR’s ability to manage past and future acquisitions; CSR’s ability to protect its intellectual property; CSR’s ability to attract and retain key personnel, including engineers and technical personnel; the difficulty in predicting future results; and other risks and uncertainties discussed in the Annual Report and Financial Statements for the 52 weeks ended 1 January 2010, including, without limitation, under the heading “Risk Factors.”

Each forward looking statement speaks only as of the date hereof. CSR does not undertake to release publicly any updates or revisions to any forward looking statements contained herein, otherwise than required by law.

Condensed consolidated income statement

	Note	Q2 2010	Q1 2010	H1 2010	Q2 2009	H1 2009	2009
		(unaudited)	(unaudited)	(reviewed)	(unaudited)	(reviewed)	(audited)
		$’000	$’000	$’000	$’000	$’000	$’000
Revenue		220,724	173,026	393,750	112,899	193,452	601,399
Underlying cost of sales		(115,771)	(92,484)	(208,255)	(66,365)	(113,797)	(333,099)
Amortisation of acquired intangible assets		(1,321)	(1,321)	(2,642)	-	-	-
Cost of sales		(117,092)	(93,805)	(210,897)	(66,365)	(113,797)	(333,099)
		__________	__________	__________	__________	__________	__________
Gross profit	4	103,632	79,221	182,853	46,534	79,655	268,300
Underlying research and development		(52,322)	(43,714)	(96,036)	(33,843)	(65,982)	(155,462)
Share option charges		(1,587)	(1,763)	(3,350)	(2,263)	(3,724)	(6,763)
Amortisation of acquired intangible assets		(1,281)	(1,286)	(2,567)	(1,339)	(2,538)	(7,488)
Research and development		(55,190)	(46,763)	(101,953)	(37,445)	(72,244)	(169,713)
		__________	__________	__________	__________	__________	__________
Underlying selling, general and administrative		(28,612)	(25,341)	(53,953)	(17,260)	(34,719)	(85,905)
Share option charges		(1,242)	(1,330)	(2,572)	(1,719)	(2,713)	(3,818)
Amortisation of acquired intangible assets		(844)	(844)	(1,688)	-	-	(1,979)
Acquisition fees		-	-	-	(10,572)	(10,572)	(10,572)
Integration and restructuring		-	-	-	(5,869)	(6,900)	(12,227)
Selling, general and administrative		(30,698)	(27,515)	(58,213)	(35,420)	(54,904)	(114,501)
		__________	__________	__________	__________	__________	__________
Operating profit (loss)	5	17,744	4,943	22,687	(26,331)	(47,493)	(15,914)
Investment income		263	157	420	581	1,199	1,915
Finance (expense) income		(221)	(747)	(968)	1,463	(544)	(243)
		__________	__________	__________	__________	__________	__________
Profit (loss) before tax		17,786	4,353	22,139	(24,287)	(46,838)	(14,242)
		__________	__________	__________	__________	__________	__________
Tax		(4,447)	(1,086)	(5,533)	(4,717)	6,554	2,933
		__________	__________	__________	__________	__________	__________
Profit (loss) for the period		13,339	3,267	16,606	(29,004)	(40,284)	(11,309)
		__________	__________	__________	__________	__________	__________
Earnings (loss) per share		$	$	$	$	$	$
Basic	7	0.07	0.02	0.09	(0.22)	(0.31)	(0.07)
Underlying diluted (unaudited in all periods)	7	0.12	0.05	0.17	(0.04)	(0.10)	0.20
Diluted	7	0.07	0.02	0.09	(0.22)	(0.31)	(0.07)

Condensed consolidated statement of comprehensive income

	Q2 2010	Q1 2010	H1 2010	Q2 2009	H1 2009	2009
	(unaudited)	(unaudited)	(reviewed)	(unaudited)	(reviewed)	(audited)
	$’000	$’000	$’000	$’000	$’000	$’000
Profit (loss) for the period	13,339	3,267	16,606	(29,004)	(40,284)	(11,309)
Other comprehensive income
(Loss) gain on cash flow hedges	(1,749)	(5,813)	(7,562)	13,627	25,653	34,228
Net tax on cash flow hedges in equity	490	1,628	2,118	(3,816)	(7,272)	(9,589)
Transferred to income statement in respect of cash flow hedges	1,147	(1,209)	(62)	(2,642)	(3,680)	(5,463)
Tax on items transferred from equity	(321)	339	18	740	1,031	1,530
	_________	__________	__________	_________	__________	__________
Total comprehensive income (loss) for the period	12,906	(1,788)	11,118	(21,095)	(24,552)	9,397
	_________	__________	__________	_________	__________	__________

Condensed consolidated balance sheet

	2 July 2010	2 April 2010	3 July 2009	1 January 2010
	(reviewed)	(unaudited)	(reviewed)	(audited)
	$’000	$’000	$’000	$’000
Non-current assets
Goodwill	221,451	221,451	224,581	221,451
Other intangible assets	40,977	43,361	48,247	44,974
Property, plant and equipment	34,495	37,002	46,338	40,551
Deferred tax asset	5,946	6,276	9,587	4,341
	__________	__________	__________	__________
	302,869	308,090	328,753	311,317
	__________	__________	__________	__________
Current assets
Inventory	90,878	85,165	67,761	72,345
Derivative financial instruments	183	466	2,402	2,397
Trade and other receivables	112,655	109,563	89,237	99,347
Corporation tax debtor	13,086	6,193	1,692	5,433
Treasury deposits and investments	279,007	268,996	264,970	241,763
Cash and cash equivalents	150,093	139,140	131,413	170,601
	__________	__________	__________	__________
	645,902	609,523	557,475	591,886
	__________	__________	__________	__________
Total assets	948,771	917,613	886,228	903,203
	__________	__________	__________	__________
Current liabilities
Trade and other payables	128,489	124,291	132,264	116,366
Current tax liabilities	3,462	414	2,283	1,332
Obligations under finance leases	301	308	332	326
Derivative financial instruments	4,564	4,113	8,810	230
Provisions	4,527	4,753	3,350	8,122
Contingent consideration	-	-	3,500	-
	__________	__________	__________	__________
	141,343	133,879	150,539	126,376
	__________	__________	__________	__________
Net current assets	504,559	475,644	406,936	465,510
	__________	__________	__________	__________
Non-current liabilities
Contingent consideration	-	-	3,500	-
Long-term provisions	1,956	2,353	1,846	2,716
Obligations under finance leases	-	-	329	-
	__________	__________	__________	__________
	1,956	2,353	5,675	2,716
	__________	__________	__________	__________
Total liabilities	143,299	136,232	156,214	129,092
	__________	__________	__________	__________
Net assets	805,472	781,381	730,014	774,111
	__________	__________	__________	__________
Equity
Share capital	321	320	317	318
Share premium account	367,533	366,771	361,800	363,032
Capital redemption reserve	950	950	950	950
Merger reserve	61,574	61,574	61,574	61,574
Employee Benefit Trust Reserve	(40,224)	(40,224)	(40,224)	(40,224)
Hedging reserve	(4,119)	(3,517)	(3,287)	3,505
Share based payment reserve	54,351	51,539	44,302	48,446
Tax reserve	45,403	37,624	30,480	33,433
Retained earnings	319,683	306,344	274,102	303,077
	__________	__________	__________	__________
Total equity	805,472	781,381	730,014	774,111
	__________	__________	__________	__________

Condensed consolidated statement of changes in equity

	Called-up share capital	Share premium account	Capital redemption reserve	Merger reserve	Employee Benefit Trust Reserve	Hedging reserve	Share-based payment reserve	Tax reserve	Retained earnings	Total

	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
At 1 January 2010	318	363,032	950	61,574	(40,224)	3,505	48,446	33,433	303,077	774,111
Profit for the period	-	-	-	-	-	-	-	-	16,606	16,606
Other comprehensive (loss) income for the period	-	-	-	-	-	(7,624)	-	2,136	-	(5,488)

Total comprehensive (loss) income for the period	-	-	-	-	-	(7,624)	-	2,136	16,606	11,118
Share issues	3	4,501	-	-	-	-	-	-	-	4,504
Credit to equity for equity-settled share-based payments	-	-	-	-	-	-	5,905	-	-	5,905
Current tax benefit taken directly to equity on share option gains	-	-	-	-	-	-	-	8,739	-	8,739
Deferred tax benefit on share option gains	-	-	-	-	-	-	-	1,095	-	1,095
	_________	_______	_________	_________	_________	_______	_________	_________	_________	_______
2 July 2010	321	367,533	950	61,574	(40,224)	(4,119)	54,351	45,403	319,683	805,472
	_______	_______	_________	_________	_________	_______	_________	_________	_________	_______

	Called-up share capital	Share premium account	Capital redemption reserve	Merger reserve	Employee Benefit Trust Reserve	Hedging reserve	Share-based payment reserve	Tax reserve	Retained earnings	Total

	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
At 2 January 2009	238	91,448	950	61,574	(40,224)	(25,260)	27,864	35,770	314,386	466,746
Loss for the period	-	-	-	-	-	-	-	-	(11,309)	(11,309)
Other comprehensive income (loss) for the period	-	-	-	-	-	28,765	-	(8,059)	-	20,706

Total comprehensive income (loss) for the period	-	-	-	-	-	28,765	-	(8,059)	(11,309)	9,397
Share issues	80	271,584	-	-	-	-	-	-	-	271,664
Credit to equity for equity-settled share-based payments	-	-	-	-	-	-	10,581	-	-	10,581
Credit to equity for equity-settled share based payments on acquisition	-	-	-	-	-	-	10,001	-	-	10,001
Current tax benefit taken directly to equity on share option gains	-	-	-	-	-	-	-	2,648	-	2,648
Deferred tax benefit on share option gains	-	-	-	-	-	-	-	3,074	-	3,074
	______	______	______	______	________	________	______	________	________	_________
At 1 January 2010	318	363,032	950	61,574	(40,224)	3,505	48,446	33,433	303,077	774,111
	______	______	______	______	________	________	______	________	_______	________

Condensed consolidated statement of changes in equity (continued)

	Called-up share capital	Share premium account	Capital redemption reserve	Merger reserve	Employee Benefit Trust Reserve	Hedging reserve	Share-based payment reserve	Tax reserve	Retained earnings	Total

	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
At 2 January 2009	238	91,448	950	61,574	(40,224)	(25,260)	27,864	35,770	314,386	466,746
Loss for the period	-	-	-	-	-	-	-	-	(40,284)	(40,284)
Other comprehensive (loss) income for the period	-	-	-	-	-	21,973	-	(6,241)	-	15,732

Total comprehensive (loss) income for the period	-	-	-	-	-	21,973	-	(6,241)	(40,284)	(24,552)
Share issues	79	270,352	-	-	-	-	-	-	-	270,431
Credit to equity for equity-settled share-based payments	-	-	-	-	-	-	6,437	-	-	6,437
Credit to equity for equity-settled share based payments on acquisition	-	-	-	-	-	-	10,001	-	-	10,001
Deferred tax benefit on share option gains	-	-	-	-	-	-	-	951	-	951
	_________	_______	_________	_______	_________	_______	_________	_________	_________	_______
At 3 July 2009	317	361,800	950	61,574	(40,224)	(3,287)	44,302	30,480	274,102	730,014
	_______	_______	_________	_______	_________	_______	_________	_________	_________	_______

Condensed consolidated cash flow statement

		Q2 2010	Q1 2010	H1 2010	Q2 2009	H1 2009	2009
		(unaudited)	(unaudited)	(reviewed)	(unaudited)	(reviewed)	(audited)
	Note	$’000	$’000	$’000	$’000	$’000	$’000
Net cash from operating activities	8	24,428	(2,713)	21,715	23,046	26,632	50,233
		__________	__________	__________	__________	__________	________
Investing activities
Interest received		230	171	401	147	983	2,307
Purchase of treasury deposits, net of treasury deposits acquired with subsidiary		(10,011)	(27,233)	(37,244)	(49,000)	(139,000)	(115,793)
Purchases of property, plant and equipment		(2,433)	(1,592)	(4,025)	(1,975)	(3,355)	(7,528)
Purchases of intangible assets		(1,631)	(3,274)	(4,905)	(1,224)	(1,224)	(5,799)
Acquisition of subsidiaries		-	-	-	66,489	66,489	66,489
		__________	__________	__________	__________	__________	________
Net cash (used in) from investing activities		(13,845)	(31,928)	(45,773)	14,437	(76,107)	(60,324)
		__________	__________	__________	__________	__________	________
Financing activities
Repayments of obligations under finance leases		-	-	-	(140)	(897)	(1,282)
Proceeds on issue of shares		935	3,643	4,578	608	677	66
		__________	__________	__________	__________	__________	________
Net cash from (used in) financing activities		935	3,643	4,578	468	(220)	(1,216)
		__________	__________	__________	__________	__________	________

Net increase (decrease) in cash and cash equivalents		11,518	(30,998)	(19,480)	37,951	(49,695)	(11,307)

Cash and cash equivalents at beginning of period		139,140	170,601	170,601	91,905	180,898	180,898

Effect of foreign exchange rate changes		(565)	(463)	(1,028)	1,557	210	1,010
		__________	__________	__________	__________	__________	________
Cash and cash equivalents at end of period		150,093	139,140	150,093	131,413	131,413	170,601
		__________	__________	__________	__________	__________	________

Notes

1. Basis of preparation and accounting policies

The annual financial statements of CSR plc are prepared in accordance with IFRSs, as adopted by the European Union and as issued by the International Accounting Standards Board (‘IASB’). The condensed set of financial statements included in this half-yearly financial report have been prepared in accordance with International Accounting Standard 34 ‘Interim Financial Reporting’ (‘IAS 34’), as adopted by the European Union and as issued by the IASB. The financial information in this statement has been prepared under the same accounting policies as the statutory accounts for the 52 weeks ended 1 January 2010. This financial information should be read in conjunction with the Group’s consolidated balance sheet as of 1 January 2010 and the related consolidated Income Statement and Cash Flow Statements for the year ended 1 January 2010.

The financial information contained in this statement does not constitute statutory accounts within the meaning of section 435 of the Companies Act 2006. Statutory accounts for the 52 weeks ended 1 January 2010 are available on CSR’s website at www.csr.com and have been filed with the Registrar of Companies.  The auditors’ report on the accounts for the 52 weeks ended 1 January 2010 was unqualified, did not draw attention to any matters by way of emphasis and did not contain statements under s498(2) or (3) of Companies Act 2006 or equivalent preceding legislation.

The financial information for the quarters Q2 2010, Q1 2010 and Q2 2009 is unaudited. The financial information for the 26 weeks ended 2 July 2010 (identified as being reviewed) is the subject of the independent auditor’s review report. The financial information for the 26 weeks ended 3 July 2009 was previously the subject of an independent auditor’s review report.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with IFRS as issued by the IASB and as adopted by the European Union have been condensed or omitted as permitted by IAS 34. The 1 January 2010 balance sheet was derived from audited financial statements but does not include all disclosures required by IFRS as issued by the IASB and as adopted by the European Union. However, the Company believes that the disclosures are adequate to make the information presented not misleading.

The dates for the financial periods referred to are as follows:

Period	Duration	Dates
Q2 2010	13 weeks	3 April 2010 to 2 July 2010
Q1 2010	13 weeks	2 January 2010 to 2 April 2010
H1 2010	26 weeks	2 January 2010 to 2 July 2010
Q2 2009	13 weeks	4 April 2009 to 3 July 2009
H1 2009	26 weeks	3 January 2009 to 3 July 2009
2009	52 weeks	3 January 2009 to 1 January 2010

2. Going concern
The financial statements have been prepared on the going concern basis.

The Group’s business activities and financial performance in the period under review are discussed on pages 4 to 14. A detailed explanation of the risk and uncertainties faced by the Group can be found on pages 45 to 57 of the Annual Report and Financial Statements which is available on CSR’s website at www.csr.com and a description of the assessment of risk by the Group is given on page 70.

The directors have given consideration to the results of the current period, future cash forecasts and revenue projections based on prudent market data. The Group has adequate financial resources and a robust policy towards treasury risk and cash flow management and as a consequence, the directors believe the Group is well placed to manage its business risks successfully.

After making enquiries, the directors have a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future, and accordingly they continue to adopt the going concern basis.

3. Changes in share capital

2,224,992 ordinary shares were issued for employee option exercises in H1 2010. Consideration was $4,504,297 at a premium of $4,500,735.

As at 2 July 2010 there were 184,525,774 shares in issue.

Non GAAP Disclosure. The following tables include non-GAAP measures. Although IFRS disclosures provide investors with an overall view of CSR’s performance, CSR also provides underlying line item disclosure.  CSR believes that these underlying items (in particular, underlying gross margin, underlying R&D expenditures and underlying SG&A expenditure, and operating profit, operating margin and earnings per share derived therefrom) provide additional information on underlying trends that is useful to investors.  Management uses these underlying measures, along with the most directly comparable IFRS financial measures, to assess CSR’s operating performance and value creation.  These underlying measures form the basis for management’s performance targets and resource allocation decisions, and are also used to determine and manage the long term growth of the business. We present and discuss these measures in order to: (a) provide consistency with the way management views the business and discuss performance with investors; (b) ensure that the measures are fully understood in the light of how CSR manages the business; (c) properly define the metrics used and confirm their calculation; (d) share the metrics with all investors at the same time; (e)  improve transparency for investors; (f) assist investors in their assessment of the long-term value of CSR; and (g) assist investors in understanding management behaviour. The term “underlying” is not defined in IFRS, and may therefore not be comparable with similarly titled measures reported by other companies.  Underlying measures should not be considered in isolation from, as substitutes for, or as superior measures to, IFRS measures.

4. Reconciliation of gross profit to underlying gross profit
	Q2 2010	Q1 2010	H1 2010	Q2 2009	H1 2009	2009
	(unaudited)	(unaudited)	(reviewed)	(unaudited)	(reviewed)	(audited)
	$’000	$’000	$’000	$’000	$’000	$’000
Gross profit	103,632	79,221	182,853	46,534	79,655	268,300
Add back:
Amortisation of acquired intangible assets	1,321	1,321	2,642	-	-	-
	__________	__________	__________	__________	__________	__________
Underlying* gross profit	104,953	80,542	185,495	46,534	79,655	268,300
	__________	__________	__________	__________	__________	__________

*The term ‘Underlying’ is defined on page 2.

5. Reconciliation of operating profit (loss) to underlying operating profit (loss)

	Q2 2010	Q1 2010	H1 2010	Q2 2009	H1 2009	2009
	(unaudited)	(unaudited)	(reviewed)	(unaudited)	(reviewed)	(audited)
	$’000	$’000	$’000	$’000	$’000	$’000
Operating profit (loss)	17,744	4,943	22,687	(26,331)	(47,493)	(15,914)
Add back:
Share option charges	2,829	3,093	5,922	3,982	6,437	10,581
Acquisition fees	-	-	-	10,572	10,572	10,572
Integration and restructuring	-	-	-	5,869	6,900	12,227
Amortisation of acquired intangible assets	3,446	3,451	6,897	1,339	2,538	9,467

Underlying* operating profit (loss)	24,019	11,487	35,506	(4,569)	(21,046)	26,933
	__________	__________	__________	__________	__________	__________

*The term ‘Underlying’ is defined on page 2.

6. Amortisation of intangibles

	Q2 2010	Q1 2010	H1 2010	Q2 2009	H1 2009	2009
	(unaudited)	(unaudited)	(reviewed)	(unaudited)	(reviewed)	(audited)
Included within:	$’000	$’000	$’000	$’000	$’000	$’000
Cost of sales	1,321	1,321	2,642	-	-	-
Research and development	1,281	1,286	2,567	1,339	2,538	7,488
Selling, general and administrative	844	844	1,688	-	-	1,979

Amortisation of acquired intangibles	3,446	3,451	6,897	1,339	2,538	9,467
	__________	__________	__________	__________	__________	__________

Amortisation of intangibles recorded in cost of sales relates to the sales of certain products containing acquired intangible assets, sales of which started in the first six months of 2010. Amortisation of acquired intangibles not yet utilised in products being sold is recognized as part of Research and Development.

7.  Earnings (loss) per ordinary share

The calculation of earnings (loss) per share is based upon the profit (loss) for the period after taxation (see income statement) and the weighted average number of shares in issue during the period.

The diluted weighted average number of shares differs from the weighted average number of shares due to the dilutive effect of share options.

Period	Weighted Average Number of Shares	Diluted Weighted Average Number of Shares*
Q2 2010	179,394,867	182,907,676
Q1 2010	178,076,517	183,597,146
H1 2010	178,735,692	182,771,785
Q2 2009	133,023,724	137,026,910
H1 2009	130,690,470	133,704,706
2009	153,927,671	157,448,170

*Share options are only treated as dilutive where the result after taxation is a profit.

	Q2 2010	Q1 2010	H1 2010	Q2 2009	H1 2009	2009
	(unaudited)	(unaudited)	(reviewed)	(unaudited)	(reviewed)	(audited)
Earnings	$’000	$’000	$’000	$’000	$’000	$’000

Profit (loss) for the period	13,339	3,267	16,606	(29,004)	(40,284)	(11,309)
Add back:
Share option charges	2,829	3,093	5,922	3,982	6,437	10,581
Acquisition fees, net of tax	-	-	-	10,572	10,572	10,572
Integration and restructuring, net of tax	-	-	-	4,227	4,970	8,807
Deferred tax adjustment on previous acquisitions	-	-	-	2,946	2,946	2,946
Tax charges related to share options	1,567	-	1,567	-	-	-
Amortisation of acquired intangibles, net of tax	3,446	3,451	6,897	1,339	2,202	9,131
	__________	__________	__________	__________	__________	__________
Underlying profit (loss) for the period	21,181	9,811	30,992	(5,938)	(13,157)	30,728
	__________	__________	__________	__________	__________	__________

Earnings (loss) per share	Q2 2010	Q1 2010	H1 2010	Q2 2009	H1 2009	2009
	(unaudited)	(unaudited)	(reviewed)	(unaudited)	(reviewed)	(audited)
	$	$	$	$	$	$
Basic	0.07	0.02	0.09	(0.22)	(0.31)	(0.07)
	_________	_________	_________	_________	_________	_________
Diluted	0.07	0.02	0.09	(0.22)	(0.31)	(0.07)
Add back:
Share option charges	0.02	0.01	0.03	0.03	0.05	0.07
Integration and restructuring, net of tax	-	-	-	0.03	0.04	0.05
Deferred tax adjustment on previous acquisitions	-	-	-	0.02	0.02	0.02
Tax charges related to share options	0.01	-	0.01	-	-	-
Acquisition fees, net of tax	-	-	-	0.08	0.08	0.07
Amortisation of acquired intangibles, net of tax	0.02	0.02	0.04	0.02	0.02	0.06
	_________	_________	_________	_________	_________	_________
Underlying diluted	0.12	0.05	0.17	(0.04)	(0.10)	0.20
	_________	_________	_________	_________	_________	_________

8.   Reconciliation of net profit (loss) to net cash from operating activities

	Q2 2010	Q1 2010	H1 2010	Q2 2009	H1 2009	2009
	(unaudited)	(unaudited)	(reviewed)	(unaudited)	(reviewed)	(audited)
	$’000	$’000	$’000	$’000	$’000	$’000
Net profit (loss)	13,339	3,267	16,606	(29,004)	(40,284)	(11,309)
Adjustments for:
Investment income	(263)	(157)	(420)	(581)	(1,199)	(1,915)
Finance costs (income)	221	747	968	(1,463)	544	243
Income tax expense (credit)	4,447	1,086	5,533	4,717	(6,554)	(2,933)
Change in fair value of investments	442	-	442	-	-	-
Amortisation of intangible assets	4,210	4,431	8,641	1,888	3,669	11,860
Depreciation of property, plant and equipment	4,916	5,097	10,013	4,545	9,003	18,383
Loss on disposal of property, plant and equipment and intangible fixed assets	124	16	140	39	487	503
Share option charges	2,829	3,093	5,922	3,981	6,436	10,581
(Decrease) increase in provisions	(623)	(742)	(1,365)	(229)	(1,329)	4,313
	__________	__________	__________	__________	__________	__________
Operating cash flows before movements in working capital	29,642	16,838	46,480	(16,107)	(29,227)	29,726

(Increase) decrease in inventories	(5,713)	(12,820)	(18,533)	(4,329)	13,263	8,679
(Increase) decrease in receivables	(3,544)	(10,303)	(13,847)	2,119	14,875	3,642
Increase in payables	4,084	4,064	8,148	39,731	26,975	8,233
	__________	__________	__________	__________	__________	__________
Cash generated (reduced) by operations	24,469	(2,221)	22,248	21,414	25,886	50,280

Foreign tax paid	(228)	(375)	(603)	(146)	(373)	(782)
Interest paid	(108)	(117)	(225)	(93)	(752)	(1,252)
R&D tax credit received	295	-	295	1,871	1,871	1,987
	__________	__________	__________	__________	__________	__________
Net cash inflow (outflow) from operating activities	24,428	(2,713)	21,715	23,046	26,632	50,233
	__________	__________	__________	__________	__________	__________

9.   Contingent liabilities
Patent litigation

a)	Broadcom

1.	Case No. SACV08-546 (Federal District Court, Santa Ana, California)

On 14 May 2008, Broadcom Corporation (“Broadcom”) sued SiRF Technology, Inc. (“SiRF”) alleging infringement of four Broadcom patents.  The suit, captioned Broadcom Corporation v. SiRF Technology, Inc., Case No. SACV08-546, is pending in the Federal District Court for the Central District of California.  SiRF responded to Broadcom’s Complaint on 4 June 2008, denying infringement and alleging counterclaims seeking, inter alia, judicial declarations that SiRF does not infringe the patents-in-suit and that the patents are invalid.

On 13 October 2009, Broadcom filed a First Amended Complaint (“FAC”) adding CSR plc (“CSR”) as a defendant and asserting additional claims for false advertising under the Lanham Act, California Business and Professions Code section 17500, et. seq. (false advertising), and California Business and Professions Code section 17200, et seq. (unfair competition).  Broadcom asserted each of its original and new claims against both SiRF and CSR.

SiRF and CSR responded to Broadcom’s FAC on 28 October 2009, denying infringement and alleging counterclaims seeking, inter alia, declarations that SiRF and CSR do not infringe and that the patents are invalid.  SiRF also asserted new counterclaims for (1) false advertising under the Lanham Act and California Business and Professions Code sections 17200, et seq. and 17500, et seq., and for (2) frivolous litigation under section 17200.

Broadcom dismissed one of the four asserted patents leaving three patents-in-suit.  A Special Master conducted the Markman claim construction process in May and issued written recommendations to the Court on 4 June 2010 with respect to two of the three patents-in-suit.  On 15 July, the Court issued its Markman Order with respect to the same two patents.  The third patent is scheduled for a Markman hearing before the Court on 30 August 2010.  No clear result can be extrapolated from the Markman Order and the ultimate outcome of the case will be determined at trial, which is scheduled to commence before a jury on 25 January 2011.

It is not possible to predict the outcome of the litigation with any level of certainty. The Group intends to defend itself vigorously. No provision has been made in these financial statements because it is not possible to make a reliable estimate of the outcome of this litigation.

No provision was included as part of the acquisition accounting as it is not possible and was not possible at the time of the acquisition to make a reliable estimate of the outcome of this litigation.

2.	ITC Investigation 337-TA-602

On 7 May 2007, the International Trade Commission (“ITC”) initiated an investigation of SiRF and other entities based on a complaint filed by Global Locate, Inc. (“Global Locate”).  Global Locate’s complaint alleged a violation of the Tariff Act of 1930 (19 U.S.C. § 1337) based on SiRF’s alleged infringement of six patents.  Broadcom later joined the action as a complainant, following its acquisition of Global Locate.  On 8 August 2008, the administrative law judge (“ALJ”) issued an initial determination on Broadcom/Global Locate’s claims, finding a violation of section 1337 with respect to all six asserted patents.

On 15 January 2009, the ITC (1) issued a limited exclusion order prohibiting the entry by SiRF and the other named respondents of unlicensed SiRF GPS chips, and products incorporating them, that had been found to infringe various claims of the asserted patents and (2) issued a cease-and-desist order against SiRF.

The ITC’s decision became final on 16 March 2009, at the conclusion of the Presidential review period.  On 1 May 2009, SiRF filed an appeal with the United States Court of Appeals for the Federal Circuit asking that the Federal Circuit reverse the ITC’s findings with respect to all six asserted patents.   In an opinion dated 12 April 2010, the U.S. Court of Appeals for the Federal Circuit (the "Federal Circuit") affirmed the January 2009 Final ITC Ruling.

On 22 April, SiRF filed a petition with the ITC requesting that, in view of the Federal Circuit’s unambiguous suggestion in its 12 April opinion, the ITC’s Orders be modified with respect to two of the six patents at issue.  SiRF’s petition has been fully briefed and awaits response from the ITC.

On 10 May, Broadcom filed a petition with the ITC requesting that the ITC’s Orders be clarified to include SiRF’s Clear Release products.  Through its petition, Broadcom seeks to litigate whether SiRF’s Clear Release products infringe its patents.  The petition has been fully briefed and awaits response from the ITC.
As there is presently no Enforcement Action against the company, the likelihood of any outflow is, by definition, remote; even in the event of an Enforcement Action, any such litigation is subject to trial and therefore no estimate can be made of the likely outcome of the legal proceedings.

    3.    Case No. SACV06-1216 (Federal District Court, Santa Ana, California)

As a result of the above-referenced Federal Circuit ruling, this 2006 District Court patent case between SiRF and Broadcom, in which each is asserting patents against the other's products, will now proceed.  A status conference has been set for 2 August at which time a trial date is likely to be set.
No provision has been made in these financial statements because it is not possible to make a reliable estimate of the outcome of these legal proceedings.

10.   Segmental reporting

The Group’s reportable segments under IFRS8 Operating Segments are as follows:

Handset Business Unit (HBU)	Mobile handsets
Audio and Consumer Business Unit (ACBU)	Headsets, PC, and Consumer applications
Automotive and PND (APBU)	Automotive and Personal Navigation Device (PND) applications

Segment revenues and results

There was no inter-segmental revenue in any of the periods shown.
The following is an analysis of the Group’s revenue and results by reportable segment in the 26 weeks ended 2 July 2010:

26 weeks ending 2 July, 2010	HBU	ACBU	APBU	Unallocated	Consolidated
	$’000	$’000	$’000	$’000	$’000
Revenue
Total segment revenue	175,178	114,051	104,521	-	393,750
	__________	__________	__________	__________	__________
Result
Underlying operating profit	(15,517)	27,269	23,754	-	35,506
	__________	__________	__________	__________	__________
Share-based payment charges				(5,922)	(5,922)
Amortisation of acquired intangible assets				(6,897)	(6,897)
				__________	__________
Operating profit					22,687
					__________
Investment income					420
Finance costs					(968)
					__________
Profit before tax					22,139
					__________

10.  Segmental reporting (continued)

The Group discloses underlying operating profit as the measure of segment result as this is the measure used in the decision-making and resource allocation process of the Chief Operating Decision Maker, who is the Group’s Chief Executive Officer. Investment income and finance costs are not allocated to reportable segments for the purposes of reporting to the Group’s Chief Executive Officer.
Underlying operating profit represents operating profit earned by each segment without allocation, in each period, of acquisition fees, share-based payment charges, integration and restructuring charges and charges related to the amortisation of acquired intangible assets.
A substantial proportion of R&D costs are allocated to the handset business unit.  Other operating costs are allocated on activity.  This method of cost allocation is used to report costs to the Group’s Chief Executive Officer for the purposes of resource allocation and assessment of segment performance.
The following is an analysis of the Group’s revenue and results by reportable segment in the 52 weeks ended 1 January 2010:

52 weeks ending 1 January, 2010	HBU	ACBU	APBU	Unallocated	Consolidated
	$’000	$’000	$’000	$’000	$’000
Revenue
Total segment revenue	310,792	163,271	127,336	-	601,399
	__________	__________	__________	__________	__________
Result
Underlying operating profit	4,641	6,246	16,046	-	26,933
	__________	__________	__________	__________	__________
Share-based payment charges				(10,581)	(10,581)
Amortisation of acquired intangible assets				(9,467)	(9,467)
Integration and restructuring				(12,227)	(12,227)
Acquisition fees				(10,572)	(10,572)
				__________	__________
Operating loss					(15,914)
					__________
Investment income					1,915
Finance costs					(243)
					__________
Loss before tax					(14,242)
					__________

10. Segmental reporting (continued)

26 weeks ending 3 July 2009	HBU	ACBU	APBU	Unallocated	Consolidated
	$’000	$’000	$’000	$’000	$’000
Revenue
Total segment revenue	125,755	53,628	14,069	-	193,452
	________	__________	__________	__________	__________
Result
Underlying operating (loss) profit	(12,213)	(13,388)	4,555	-	(21,046)
	________	__________	__________	__________	__________
Share-based payment charges				(6,437)	(6,437)
Amortisation of acquired intangible assets				(2,538)	(2,538)
Integration and restructuring				(6,900)	(6,900)
Acquisition fees				(10,572)	(10,572)
				__________	__________
Operating loss					(47,493)
					__________
Investment income					1,199
Finance costs					(544)
					__________
Loss before tax					(46,838)
					__________

No information is provided on segment assets or liabilities as this measure is not provided to the chief operating decision maker.

11.  Related party transactions

Transactions between the Company and its subsidiaries, which are related parties, have been eliminated on consolidation. There have been no material changes in the type of related party transactions described in the last annual report.

12.  Post balance sheet events

On 20 July 2010, the Group acquired 100% of the issued share capital of APT Licensing Limited, a leading ultra-high quality codec developer. Taking into account APT’s net debt the consideration payable is $4.25 million, with a further $3 million of consideration contingent on certain milestones being achieved. It has not been practical to produce the relevant disclosures required by IFRS 3 (revised 2008) ‘Business Combinations’ due to the timing of completion of the acquisition and the accounting for the acquisition being incomplete at the time of authorisation of the financial statements.

Independent Review Report to CSR plc
We have been engaged by the Company to review the condensed set of financial statements in the half-yearly financial report for the 26 weeks ended 2 July 2010 which comprises the condensed consolidated income statement, the condensed consolidated statement of comprehensive income, the condensed consolidated balance sheet, the condensed consolidated statement of changes in equity, the condensed consolidated cash flow statement and related notes 1 to 12. We have read the other information contained in the half-yearly financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.

This report is made solely to the Company in accordance with International Standard on Review Engagements (UK and Ireland) 2410 issued by the Auditing Practices Board.  Our work has been undertaken so that we might state to the Company those matters we are required to state to them in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our review work, for this report, or for the conclusions we have formed.

Directors' responsibilities
The half-yearly financial report is the responsibility of, and has been approved by, the directors.  The directors are responsible for preparing the half-yearly financial report in accordance with the Disclosure and Transparency Rules of the United Kingdom’s Financial Services Authority.

As disclosed in note 1, the annual financial statements of the Group are prepared in accordance with IFRSs as adopted by the European Union.  The condensed set of financial statements included in this half-yearly financial report has been prepared in accordance with International Accounting Standard 34, "Interim Financial Reporting," as adopted by the European Union and as issued by the International Accounting Standards Board.

Our responsibility
Our responsibility is to express to the Company a conclusion on the condensed set of financial statements in the half-yearly financial report based on our review.

Scope of Review
We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion
Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the half-yearly financial report for the 26 weeks ended 2 July 2010 is not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and as issued by the International Accounting Standards Board, and the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority.

Deloitte LLP
Chartered Accountants and Statutory Auditors
London, United Kingdom
28 July 2010

A review does not provide assurance on the maintenance and integrity of the website, including controls used to achieve this, and in particular on whether any changes may have occurred to the financial information since first published.  These matters are the responsibility of the directors but no control procedures can provide absolute assurance in this area.

Legislation in the United Kingdom governing the preparation and dissemination of financial information differs from legislation in other jurisdictions.